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FOR IMMEDIATE RELEASE                                TUESDAY, JULY 24, 2001



                     CELESTICA ANNOUNCES FIVE-YEAR STRATEGIC
                      MANUFACTURING AGREEMENT WITH LUCENT
                           WORTH UP TO US$10 BILLION



TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced that it has entered into a strategic manufacturing agreement with Lucent Technologies. As part of this transaction, Celestica will become Lucent's primary EMS provider and will be acquiring certain inventory, real estate and operating assets.

The deal will include a five-year supply agreement worth up to US$10 billion in total revenue. The purchase price is expected to be between US$550 - $650 million. Further terms will be disclosed upon the close of the transaction, which is expected to occur by the end of the current quarter, and is subject to normal closing conditions, including regulatory approvals.

This strategic manufacturing agreement will see Celestica become the leading EMS provider for Lucent's North American demand for switching, access and wireless networking systems products. Celestica will provide a spectrum of electronics manufacturing services such as printed circuit board assembly and test; prototype build; system assembly; repair; enclosure; backplane and supply chain management for the current and future generations of these products. A portion of this workload will be transferred to other Celestica facilities around the world.

"Celestica is pleased to announce this major expansion of its existing relationship with Lucent," said Eugene Polistuk, chairman and CEO, Celestica. "This announcement significantly expands our revenue base and capabilities, broadens our end-market portfolio and builds on the trusted relationship that the two companies have established. Importantly, it also reinforces the strategic and economic benefits of the EMS model and demonstrates that Celestica is well positioned as the partner of choice in electronics manufacturing services."

"By expanding our use of contract manufacturers, Lucent will benefit from their expertise and investments while we focus our resources on developing the advanced intelligent networking systems large service providers will need in the future," said Rock Pennella, vice president, Project Management. "Working with Celestica ensures we will continue to build networks with the high-quality products our customers have come to expect from Lucent."

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"This agreement with Celestica takes a long-standing relationship to a new level," said Jose Meija, chief supply officer and vice president of Supply Chain Networks for Lucent. "This supports our new supply chain management strategy designed to optimize cash flow from operations and free up capital, and is a key example of our determination to create a more nimble, more efficient Lucent Technologies."

ABOUT LUCENT TECHNOLOGIES
Lucent Technologies, headquartered in Murray Hill, N.J., USA, designs and delivers the systems, software and services for next-generation communications networks for service providers and enterprises. Backed by the research and development of Bell Labs, Lucent focuses on high-growth areas such as broadband and mobile Internet infrastructure; communications software; Web-based enterprise solutions that link private and public networks; and professional network design and consulting services. For more information on Lucent Technologies, visit its website at http://www.lucent.com.

ABOUT CELESTICA
Celestica is a world leader in electronics manufacturing services (EMS) for industry leading original equipment manufacturers (OEMs). With facilities in North America, Europe, Asia and Latin America, Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service. For further information on Celestica, visit its website at http://www.celestica.com. The company's security filings can also be accessed at www.sedar.com.

CELESTICA SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER- THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT http://www.sedar.com AND http://www.sec.gov

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THIS EVENT.

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For further information please contact:
Laurie Flanagan
Celestica Corporate Communications
(416) 448-2200
media@celestica.com